SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 26, 2008

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published three announcements on August 22, August 24 and August 25 , 2008 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20080824/LTN20080824003_C.pdf, http://www.hkexnews.hk/listedco/listconews/sehk/20080824/LTN20080824011.pdf and http://www.hkexnews.hk/listedco/listconews/sehk/20080825/LTN20080825439.pdf with respect to

(i)	implementation of bonus share issue by way of conversion of capital reserve of the Company for the year 2007;

(ii)	the Company's interim report for the year 2008; and

(iii)	bonus share issue by way of conversion of capital reserve.

An English translation of the announcement (i) and copies of the English announcements of (ii) and (iii) are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: August 26, 2008

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published an "Announcement on Implementation of Bonus Share Issue by Way of Conversion of Capital Reserve of China Southern Airlines Company Limited for the Year 2007" on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose only.

The Board of China Southern Airlines Company Limited

22 August 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Announcement on Implementation of Bonus Share Issue by Way of Conversion of Capital Reserve of China Southern Airlines Company Limited for the Year 2007

The board of directors of the Company and all of its members confirm that the information contained in this announcement does not contain any false representation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

Important notices:

☐ Based on its total share capital of 4,374,178,000 shares as at 31 December 2007, the Company planed to proceed bonus share issue by way of conversion of capital reserve on the basis of 5 new shares for every 10 existing shares, or 0.5 share for each existing share.

☐ During the conversion, holders of shares with trading moratorium will only receive shares with trading moratorium, and the period of such moratorium will remain the same, while holders of shares without trading moratorium will receive shares without trading moratorium

☐ Record date: 28 August 2008

☐ Ex-rights date: 29 August 2008

☐ Listing date of new shares without trading moratorium: 1 September 2008

I. The general meetings at which the proposal of bonus share issue by way of conversion of capital reserve was approved

The proposal of bonus share issue by way of conversion of capital reserve of China Southern Airlines Company Limited for Year 2007 has been considered and approved by the shareholders at the 2007 Annual General Meeting, the 2008 first class meeting of the holders of H Shares and the 2008 first class meeting of the holders of A Shares held on 25 June 2008, which was then approved by the PRC Ministry of Commerce (Shang Zi Pi [2008] No. 1094). Based on its total number of shares of 4,374,178,000 as at 31 December 2007, the Company planed to proceed the bonus share issue by way of conversion of capital reserve on the basis of 5 new shares for every 10 existing shares and issue 2,187,089,000 new shares to all shareholders. The total number of shares after the conversion would be 6,561,267,000 shares.

II. Proposal of bonus share issue by way of conversion of capital reserve

1. Year of issue: 2007
2. Range of issue: Holders of A share whose names appear on the register of China Securities Depository and Clearing Corporation Limited, Shanghai branch, after close of trading at the Shanghai Stock Exchange at 3:00 p.m. on 28 August 2008.
3. Based on the 4,374,178,000 shares of the Company, 5 new shares will be issued to all shareholders for every 10 shares they hold. As a result of the implementation, the total share capital of the Company will increase to 6,561,267,000 shares after an addition of 2,187,089,000 shares. After conversion, the total number of shares will be 6,561,267,000.

4. Targets of bonus share issue: All shareholders whose names appear on the register of China Securities Depository and Clearing Corporation Limited, Shanghai branch, after close of afternoon trading at the Shanghai Stock Exchange on 28 August 2008 (record date for A shares).

III. Date of implementation

1. Record date: 28 August 2008
2. Ex-rights date: 29 August 2008
3. Listing date of the newly-listed shares: 1 September 2008

IV. How bonus share issue is implemented by way of conversion of capital reserve

The bonus shares converted by way of capital reserve will be automatically credited into the shareholders' accounts on the conversion basis according to the number of shares they hold on the record date through the computer network of China Securities Depository and Clearing Corporation Limited, Shanghai branch. For fractional shares arisen during the conversion, 1 share will be distributed to shareholders in the descending order of the decimal numbers, until the actual number of shares issued equals to the number of this bonus share issue. If the number of shareholders having the same decimal number of fractional shares is greater than that of the remaining shares, the distribution will be decided by computer ballot.

V. Change in the share capital

(Unit: share)

	Before the change		Conversion of capital reserve	After the change	
	Number	Percentage (%)		Number	Percentage (%)
I. Shares subject to trading moratorium					
1. State-held shares	2,200,000,000	50.3	1,100,000,000	3,300,000,000	50.3
II. Listed shares not subject to trading moratorium					
1. Renminbi-denominated ordinary shares	1,000,000,000	22.86	500,000,000	1,500,000,000	22.86
3. Overseas listed foreign shares	1,174,178,000	26.84	587,089,000	1,761,267,000	26.84
III. Total number of shares	4,374,178,000	100	2,187,089,000	6,561,267,000	100

VI. After implementation of the bonus share issue by way of conversion of capital reserve, the earnings per share of the Company for the year 2007 will be RMB0.28, which was calculated based on the dilution of the total number of new share capital of 6,561,267,000 shares in accordance with the PRC Generally Accepted Accounting Principles.

VII. Inquiry

Contact: The Company Secretary Office of China Southern Airlines Company Limited

Tel No.: 020-86124462

Fax No.: 020-86659040

Postal Code: 510405

Address: 278 Ji Chang Road, Guangzhou

VIII. Documents available for inspection

1. Announcement of the Resolutions Passed at the Annual General Meeting for the Year 2007 of China Southern Airlines Company Limited;

2. Announcement of the Resolutions Passed at the 2008 First Class Meeting of Holders of H Shares of China Southern Airlines Company Limited and Announcement of the Resolutions Passed at the 2008 First Class Meeting of Holders of A Shares of China Southern Airlines Company Limited;

3. "Approval in respect of the increase in the registered capital of China Southern Airlines Company Limited from the PRC Ministry of Commerce" (Shang Zi Pi [2008] No. 1094).

The Board of China Southern Airlines Company Limited

22 August 2008

中国南方航空
CHINA SOUTHERN

China Southern Airlines Company Limited

Interim Report 2008





H Share Stock Code: 1055 **A Share Stock Code: 600029** **ADR Code: ZNH**

REVIEW AND PROSPECTS

During the reporting period, demand in the international aviation market declined as the global economy slowed down in the wake of the US sub-prime mortgage crisis, while the growth in the PRC aviation market was much lower than what was expected at the beginning of the year due to various unfavourable factors such as ballooning inflation, promulgation of a series of stringent monetary policies one after another, the snowstorm at the beginning of the year, the shortening of Labor Day holidays, and the earthquake in Sichuan. Increased stringent security inspection as a precaution for the Beijing Olympic Games also hampered the demand for aviation services to a certain extent. To survive the ordeal of high fuel prices and weak market demand, the Group has centralised treasury management and exercised strengthened internal operation management in accordance with the principle of "Integrated controls and effective management". The Group has also optimized its route network and adjusted the schedules of international flights to fully utilize its traffic capacity while making efforts to increase revenues by improving the quality of services and maximizing the earning. Besides, the Group has strengthened cost controls through cutting energy consumption, optimizing aviation equipment inventory, reducing capital expenditure and operating expenses.

During the reporting period, the Group has achieved a record of 5 million safe flying hours and was honored with the "Five-Star Flight Safety Award in the Chinese Civil Aviation Industry", the most prestigious award for flight safety in China, by the Civil Aviation Administration of China. The Group is the first airline to be granted this award. The Group also achieved a record of air security for the 169th straight month during the reporting period. In order to reinforce the foundation of safety management, to upgrade the management level of flight teams and to cultivate a safety culture, the Group launched the "Year of Initiatives for the Flight Operations Division" campaign in 2008. Facing the severe conditions of a decline in market growth, the Group managed to maintain effective deployment of its traffic capacity, and make timely and necessary adjustments to capacity deployment for the long-haul international routes and large aircraft as well as adjustment of domestic routes on a timely manner. The Group has made efforts to increase the passenger load factors of both first and business class cabins and to develop the high-quality customer segments such as frequent flyers and high end customers as well as to expand its air ticket direct-sale business. In addition, the Group fully started the air cargo business that focused on European and North American routes and continuously enhanced cargo cooperation with other domestic and overseas airline companies. It entered into a framework agreement with Air France-KLM in respect of establishing an air cargo joint venture. Under such agreement, the two parties will establish an air cargo joint-venture company mainly to capture the international cargo market from China to Europe and North America, and make joint efforts to build a worldwide air cargo network, thus elevating the global competitiveness of both parties.

The Group has taken the great opportunity of the Beijing Olympic Games to launch a campaign named "Year of Brand and Services", with a view to improving its brand image. In addition, in order to continuously enhance the quality of its services, the Group has actively improved its ground and cabin service facilities, installed a passengers servicing program for high-end customers, and reinforced measures such as quality inspection and complaints management.

The Group continuously enhances its corporate governance and disclosure transparency. During the period, the Group issued the "Manual for investor relation management" and "Manual for disclosure of corporate information" which stipulate detailed procedures and requirements in respect of these two areas for establishing a culture of respecting investors and serving investors.

The share reform scheme in respect of the conversion of all the Company's unlisted and non circulating shares into circulating A shares was successfully completed on 20 June 2008.

Upholding its corporate philosophy of "people-oriented" and "generating profits to reward shareholders; creating value to pay back the society; innovating services to satisfy customers; providing opportunities to reward employees", the Group strives to establish its core values of "Safety, Responsibility, Integrity, Harmony", and integrates social responsibility into its development strategies. Right after the earthquake had hit Wenchuan, Sichuan, on 12 May 2008, the Group dispatched its aircraft to conduct rescue operations and made the best effort to transport relief supplies and affected persons. The Group also made donation of funds and materials to earthquake-devastated regions, and constructed the China Southern Airlines Wenchuan Hope Primary School.

Looking into the second half of 2008, as affected by the international and domestic macro-economic environment, airlines are generally saddled with three major burdens, including decline in market growth, fierce competition and high oil price. The Group will continue to advance the strategic reform and closely monitor market changes. It will rationally deploy its transportation capacity by optimizing the structure of routes, schedule, mix of aircraft models and route pattern; strengthening marketing and sales efforts and raise the revenues from first and business class cabins; reducing capital expenditure and operating expenses; and seizing the market opportunities brought by the Beijing Olympic Games, the golden week of National Day, trade fairs, opening outbound tour-group travel from China to the U.S., and the Direct Cross-Straits Weekend Chartered Flights for Taiwan, thereby enhancing the Group's operating standards and creating better returns for our shareholders.

For the period under review, the Group's total traffic revenue was RMB26,209 million, an increase of RMB2,123 million or 8.8% from the same period last year. Meanwhile, the Group's total traffic volume increased by 6.9% to 4,544 million RTKs. The aggregate utilisation rate of the Group's aircraft was 8.99 hours per day for the period under review, a decrease of 0.4 hours or 4.3% from the same period last year.

Passenger revenue for the period under review was RMB24,358 million, up 8.8% from the same period last year, representing 92.9% of the Group's total traffic revenue. Passenger traffic volume increased by 7.2% to 40,496 million RPKs.

Domestic passenger revenue was RMB19,967 million, up 8.8% from the same period last year. Domestic passenger revenue accounted for 82.0% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 5.1% while passenger traffic volume, in terms of RPKs, increased by 6.8% from the same period last year, resulting in an increase in passenger load factor of 1.2 percentage points to 75.1%. During the reporting period, the passenger yield per RPK increased by 1.7% from RMB0.58 to RMB0.59.

On Hong Kong and Macau routes, the Group recorded passenger revenue of RMB502 million, a decrease of 7.0% from same period last year. Hong Kong and Macau passenger revenue accounted for 2.0% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 6.9% while passenger traffic volume, in terms of RPKs decreased by 7.9% from the same period last year, resulting in a decrease in passenger load factor of 0.7 percentage points to 61.7%. The passenger yield per RPK increased by 1.1% from RMB0.91 to RMB0.92.

Passenger revenue for the Group's international routes amounted to RMB3,889 million, an increase of 11.3% from the same period last year. International passenger revenue accounted for 16.0% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 8.5% while passenger traffic volume, in terms of RPKs, increased by 10.8% from the same period last year, resulting in an increase in passenger load factor of 1.3 percentage points to 64.6%. The passenger yield remained to be RMB0.62 as the same period last year.

Cargo and mail revenue was RMB1,851 million, an increase of 9.3% from the same period last year. Cargo and mail revenue accounted for 7.1% of total traffic revenue. Cargo and mail volume grew by 5.6% to 932 million RTKs from the same period last year, mainly due to the increasing traffic demand. The overall yield per cargo and mail tonne kilometre increased by 3.6% to RMB1.99.

Total operating expenses increased by 13.9% to RMB28,002 million from the same period last year, primarily due to the increase in fuel costs, resulting from the increase in fuel prices, and increase in depreciation expenses, aircraft operating lease charges resulting from fleet expansion and staff costs during the period under review.

Flight operations expenses increased by 21.5% to RMB16,074 million from the same period last year. Of these expenses, fuel cost was RMB10,383 million, up 20.8% from the same period last year, mainly as a result of the increase in fuel consumption and fuel prices. Aircraft operating lease charges increased by 11.2% to RMB2,002 million, which is mainly attributable to additional rental payments for new aircraft under operating leases.

Aircraft and traffic servicing expenses increased by 4.7% to RMB4,161 million from the same period last year, primarily as a result of an increase in traffic volume.

As compared with the same period last year, depreciation and amortisation expenses increased by 13.1% to RMB2,880 million, reflecting primarily the effect of scheduled aircraft delivered during the second half of 2007 and the period under review.

Maintenance expenses, promotion and sales expenses and general and administrative expenses remained stable and amounted to RMB2,354 million, RMB1,596 million and RMB853 million, respectively, during the period under review.

Interest expense decreased by 12.1% to RMB995 million in the period under review, mainly due to the decrease in LIBOR resulting in lower interest rates for the floating interest rate borrowings.

The Group recorded a net exchange gain of RMB2,635 million, mainly resulted from Renminbi appreciation against US dollars during the period under review. Such amount mainly represents unrealised translation exchange gain on period end US dollars denominated liabilities.

As a result of the aforementioned factors, for the six months ended 30 June 2008, the Group recorded a net profit attributable to equity shareholders of the Company of RMB847 million, as compared to a net profit attributable to equity shareholders of the Company of RMB168 million for the same period last year.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30 June 2008, the Group's current liabilities exceeded its current assets by RMB35,386 million, which includes bank and other loans repayable within one year of RMB27,920 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements.

As at 30 June 2008, the Group's borrowings totalled RMB52,347 million, an increase of RMB2,590 million from RMB49,757 million as at 31 December 2007. The borrowings were denominated, to a large extent, in United States dollars and, to a smaller extent, in Renminbi, Japanese yen and Hong Kong dollars, with 15.6% of the total balance being fixed interest rate borrowings. Of the total borrowings, RMB30,264 million, RMB4,583 million, RMB4,347 million, RMB2,700 million and RMB10,453 million will be repayable in the twelve months ending 30 June 2009, 2010, 2011, 2012, 2013 and thereafter respectively. As at 30 June 2008, cash and cash equivalents of the Group totalled RMB5,139 million, an increase of RMB1,315 million from RMB3,824 million as at 31 December 2007. Of the total balance, 21.6% was denominated in foreign currencies.

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) increased by 3.2% to RMB62,147 million from RMB60,204 million as at 31 December 2007.

As at 30 June 2008, total equity attributable to equity shareholders of the Company amounted to RMB13,076 million, an increase of RMB830 million from RMB12,246 million as at 31 December 2007, mainly reflecting the profit attributable to equity shareholders of the Company recorded for the period under review. Total equity as at 30 June 2008 amounted to RMB15,621 million (as at 31 December 2007: RMB14,712 million).

Ratio of net debt to total equity of the Group as at 30 June 2008 is 4.0 times, as compared to 4.1 times as at 31 December 2007.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency as substantially all of the Group's lease obligations and bank loans are denominated in foreign currencies, principally US dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. The Group entered into certain foreign exchange forward option contracts to manage its foreign currency risk.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and Renminbi exchange rate has gradually appreciated against the US dollar.

Jet fuel price risk

The Group allows for the judicious use of approved derivative instruments such as swaps and options with approved counter-parties and within approved limits to manage the risk of surge of jet fuel price. In addition, counter-party credit risk is generally restricted to any gains on changes in fair value at any time, and not the principal amount of the instrument. Therefore, the occurrence of material loss arising in the event of non-performance by counter-party is considered to be unlikely.

CHARGES ON ASSETS

As at 30 June 2008, certain aircraft of the Group with an aggregate carrying value of approximately RMB32,623 million (as at 31 December 2007: RMB32,976 million) were mortgaged under certain loan and lease agreements.

CAPITAL COMMITMENTS

As at 30 June 2008, the Group had capital commitments of approximately RMB86,432 million. Of such amounts, RMB83,289 million was related to the acquisition of aircraft and flight equipment and RMB3,143 million for other projects.

CONTINGENT LIABILITIES

Details of contingent liabilities of the Group are set out in note 16 to the interim financial report prepared under International Accounting Standard 34.

STRUCTURE OF SHARE CAPITAL

As at 30 June 2008, the share capital of the Company comprised the following:

Category of Shares	Number of shares held	Percentage to the total share capital (%)
A Shares with selling restrictions (held by CSAHC)	2,200,000,000	50.30%
H Shares	1,174,178,000	26.84%
A Shares	1,000,000,000	22.86%
Total share capital	4,374,178,000	100.00%

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2008, to the knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the directors, chief executive or supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") or otherwise persons who have an interest of 10% or more in the Company's shares are as follows:

Name of shareholder(s)	Type of shareholding	Type(s) of share	Number of shares held	% of the total issued H Shares	% of the total issued share capital of the Company	Short position
CSAHC	Direct holding	A Share with selling restriction	2,200,000,000	–	50.30%	–
HKSCC Nominees Limited	Direct holding	H Share	1,161,691,598	98.94%	26.56%	–

Notes:

Based on the information available to the directors, chief executive and supervisors of the Company (including such information as was available on the website of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and so far as the directors, chief executive and supervisors of the Company were aware, as at 30 June 2008:

1. Among the 1,161,691,598 H Shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 70,912,000 H Shares (representing approximately 6.04% of its then total issued H Shares). According to the information as disclosed in the website of the Hong Kong Stock Exchange and so far as the directors, chief executive and supervisors of the Company were aware, J.P. Morgan Fleming Asset Management Holdings Inc. held its interest in the Company in the following manner:

   (a) 70,162,000 H Shares, representing approximately 5.98% of the then total issued H Shares, were held in the capacity as beneficial owner by JF Asset Management Limited, which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.; and

   (b) 750,000 H Shares, representing approximately 0.06% of the then total issued H Shares, were held in the capacity as investment manager by JF International Management Inc., which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.

2. Among the 1,161,691,598 H Shares held by HKSCC Nominees Limited, Deutsche Bank Aktiengesellschaft (or certain of its controlled or indirectly controlled subsidiaries), namely had a long position of 59,184,586 H Shares and a short position of 21,131,166 H Shares, representing 5.04% and 1.80% respectively of the then total issued H Shares. According to the information as disclosed in the website of the Hong Kong Stock Exchange and so far as the directors, chief executive and supervisors of the Company were aware, Deutsche Bank Aktiengesellschaft held its interest in the Company in the following manner:

   (a) regarding the long position of 59,184,586 H Shares, 8,225,870 H Shares were held in the capacity of beneficial owner, 8,500,000 H Shares were held in the capacity of investment manager (through its controlled or indirectly controlled subsidiaries, namely Deutsche Asset Management (Japan) Limited (8,000,000 H Shares) and DWS Finanz-Service GmbH (500,000 H Shares)) and 42,458,716 H Shares were held in the capacity of person having a security interest in the H Shares; and

   (b) regarding the short position of 21,131,166 H Shares, 1,167,350 H Shares were held in the capacity of beneficial owner and 19,963,816 H Shares were held in the capacity of person having a security interest in the H Shares.

Save as disclosed above, as at 30 June 2008, to the knowledge of the directors, chief executive and supervisors of the Company, no other person (other than the directors, chief executive or supervisors) had an interest or short position in the shares or underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO or otherwise had an interest of 10% or more in the Company's shares.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the first half of 2008.

INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2008, none of the directors, chief executive or supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and Hong Kong Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to section 352 of the SFO or which were required to be notified to the Company and Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules").

HUMAN RESOURCES

As at 30 June 2008, the Group had an aggregate of 46,543 employees. The wages of the Group's employees consist of basic salaries and bonuses.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 30 June 2008, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

THE MODEL CODE

Having made specific enquiries with all the directors of the Company, the directors of the Company have for the six months ended 30 June 2008 complied with the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules. The Company has not adopted a code of conduct less stringent than the "Model Code for Securities Transactions by Directors of Listed Issuers" regarding securities transactions of the directors of the Company.

THE CODE OF CORPORATE GOVERNANCE PRACTICES

The directors of the Company consider that, for the six months ended 30 June 2008, the Group was in compliance with the Code of Corporate Governance Practices set out in Appendix 14 of the Listing Rules.

AUDIT COMMITTEE

The audit committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim report prepared in accordance with the IAS 34.

MATERIAL LITIGATION

Save as disclosed in contingent liabilities, the Company was not involved in any material litigation.

By order of the Board
Liu Shao Yong
Chairman of the Board

Guangzhou, the PRC
18 August 2008

OPERATING DATA SUMMARY

	Six months ended 30 June		2008 vs 2007	
	2008	2007	**Increase/ (decrease)**	(%)
Capacity				
Available seat kilometres (ASKs) (million)				
– Domestic	**44,896**	42,724	2,172	5.1
– Hong Kong and Macau	**888**	954	(66)	(6.9)
– International	**9,645**	8,886	759	8.5
Total	**55,429**	52,564	2,865	5.5
Available tonne kilometres (ATKs) (million)				
– Domestic	**5,267**	4,972	295	5.9
– Hong Kong and Macau	**99**	107	(8)	(7.5)
– International	**1,669**	1,684	(15)	(0.9)
Total	**7,035**	6,763	272	4.0
Kilometres flown (thousand)	**337,710**	324,499	13,211	4.1
Hours flown (thousand)	**544**	518	26	5.0
Number of landing and takeoff (thousand)	**270**	262	8	3.1
Traffic				
Revenue passenger kilometres (RPKs) (million)				
– Domestic	**33,718**	31,570	2,148	6.8
– Hong Kong and Macau	**548**	595	(47)	(7.9)
– International	**6,230**	5,622	608	10.8
Total	**40,496**	37,787	2,709	7.2
Revenue tonne kilometres (RTKs) (million)				
– Domestic	**3,564**	3,334	230	6.9
– Hong Kong and Macau	**53**	59	(6)	(10.2)
– International	**927**	857	70	8.2
Total	**4,544**	4,250	294	6.9

	Six months ended 30 June 2008	2007	2008 vs 2007 Increase/ (decrease)	(%)
Passengers carried (thousand)				
– Domestic	**25,215**	23,789	1,426	6.0
– Hong Kong and Macau	**628**	673	(45)	(6.7)
– International	**2,113**	1,979	134	6.8
Total	**27,956**	26,441	1,515	5.7
Cargo and mail carried (thousand tonne)				
– Domestic	**363**	340	23	6.8
– Hong Kong and Macau	**6**	6	–	–
– International	**59**	57	2	3.5
Total	**428**	403	25	6.2
Load factors				
Passenger load factor (RPK/ASK) (%)				
– Domestic	**75.1**	73.9	1.2	1.6
– Hong Kong and Macau	**61.7**	62.4	(0.7)	(1.1)
– International	**64.6**	63.3	1.3	2.1
Overall	**73.1**	71.9	1.2	1.7
Overall load factor (RTK/ATK) (%)				
– Domestic	**67.7**	67.1	0.6	0.9
– Hong Kong and Macau	**53.5**	55.1	(1.6)	(2.9)
– International	**55.5**	50.9	4.6	9.0
Overall	**64.6**	62.8	1.8	2.9
Breakeven load factor (%)	**69.0**	64.1	4.9	7.6
Yield				
Yield per RPK (RMB)				
– Domestic	**0.59**	0.58	0.01	1.7
– Hong Kong and Macau	**0.92**	0.91	0.01	1.1
– International	**0.62**	0.62	–	–
Overall	**0.60**	0.59	0.01	1.7
Yield per cargo and mail tonne kilometre (RMB)	**1.99**	1.92	0.07	3.6

	Six months ended 30 June 2008	2007	2008 vs 2007 Increase/ (decrease)	(%)
Yield per RTK (RMB)				
– Domestic	**5.86**	5.75	0.11	1.9
– Hong Kong and Macau	**10.08**	9.66	0.42	4.3
– International	**5.16**	5.08	0.08	1.6
Overall	**5.77**	5.67	0.10	1.8
Fleet				
Total number of aircraft at period end				
– Boeing	**177**	173	4	2.3
– Airbus	**125**	109	16	14.7
– McDonnell Douglas	**25**	25	–	–
– Others	**11**	11	–	–
Total	**338**	318	20	6.3
Aircraft utilisation rate (hours per day)	**8.99**	9.39	(0.4)	(4.3)
Financial				
Operating cost per ATK (RMB)	**3.98**	3.63	0.35	9.6

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2008 – unaudited
(Expressed in Renminbi)

		Six months ended 30 June	
		2008	2007
	Note	**RMB million**	RMB million
Operating revenue			
Traffic revenue		**26,209**	24,086
Other operating revenue		**572**	470
Total operating revenue	*3*	**26,781**	24,556
Operating expenses			
Flight operations		**16,074**	13,226
Maintenance		**2,354**	2,361
Aircraft and traffic servicing		**4,161**	3,974
Promotion and sales		**1,596**	1,565
General and administrative		**853**	839
Depreciation and amortisation		**2,880**	2,546
Others		**84**	63
Total operating expenses		**28,002**	24,574
Other income, net		**53**	80
Operating (loss)/profit		**(1,168)**	62
Non-operating income/(expenses)			
Interest income		**43**	16
Interest expense	*5*	**(995)**	(1,132)
Share of associates' results		**(57)**	32
Share of jointly controlled entities' results		**87**	51
(Loss)/gain on derivative financial instruments, net		**(4)**	69
Exchange gain, net		**2,635**	1,266
Gain on sale of equity interest in a subsidiary		**37**	–
Others, net		**366**	84
Total non-operating income, net		**2,112**	386
Profit before taxation		**944**	448
Income tax expense	*4*	**(4)**	(222)
Profit for the period	*5*	**940**	226
Attributable to:			
Equity shareholders of the Company		**847**	168
Minority interests		**93**	58
Profit for the period		**940**	226
Earnings per share	*7*		
Basic		**RMB0.19**	RMB0.04
Diluted		**RMB0.19**	RMB0.04

The notes on pages 16 to 25 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

at 30 June 2008 – unaudited

(Expressed in Renminbi)

	Note	At 30 June 2008 RMB million	At 31 December 2007 RMB million
Non-current assets			
Property, plant and equipment, net	8	**56,662**	58,441
Construction in progress	9	**15,698**	11,385
Lease prepayments		**552**	556
Interest in associates		**161**	218
Interest in jointly controlled entities		**960**	873
Other investments in equity securities		**168**	168
Lease deposits		**611**	659
Available-for-sale equity securities		**163**	362
Deferred tax assets		**338**	11
Other assets		**441**	470
		75,754	73,143
Current assets			
Financial assets		**4**	2
Inventories		**1,293**	1,213
Trade receivables	10	**1,998**	1,966
Other receivables		**1,171**	1,075
Prepaid expenses and other current assets		**541**	592
Amounts due from related companies		**100**	118
Cash and cash equivalents		**5,139**	3,824
		10,246	8,790
Current liabilities			
Financial liabilities		**46**	5
Bank and other loans	11	**27,920**	24,948
Obligations under finance leases		**2,344**	2,877
Trade payables	12	**1,822**	1,844
Sales in advance of carriage		**1,926**	1,885
Income taxes payable		**383**	500
Amounts due to related companies		**245**	194
Accrued expenses		**8,071**	7,354
Other liabilities		**2,875**	2,994
		45,632	42,601
Net current liabilities		**(35,386)**	(33,811)
Total assets less current liabilities		**40,368**	39,332

CONSOLIDATED BALANCE SHEET (continued)

at 30 June 2008 – unaudited

(Expressed in Renminbi)

	Note	At 30 June 2008 RMB million	At 31 December 2007 RMB million
Non-current liabilities and deferred items			
Bank and other loans	11	**10,258**	9,074
Obligations under finance leases		**11,825**	12,858
Provision for major overhauls		**741**	683
Provision for early retirement benefits		**196**	230
Deferred credits		**968**	1,027
Deferred tax liabilities		**759**	748
		24,747	24,620
Net assets		**15,621**	14,712
Capital and reserves			
Share capital		**4,374**	4,374
Reserves	13	**8,702**	7,872
Total equity attributable to equity shareholders of the Company		**13,076**	12,246
Minority interests		**2,545**	2,466
Total equity		**15,621**	14,712

Approved and authorised for issue by the Board of Directors on 18 August 2008.

Liu Shao Yong	**Si Xian Min**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 16 to 25 form part of this interim financial report.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2008 – unaudited

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserve RMB million	Other reserves RMB million *(Note)*	(Accumulated losses)/ retained earnings RMB million	Total RMB million	Minority interests RMB million	Total equity RMB million
At 1 January 2007	4,374	5,325	–	603	(114)	10,188	1,933	12,121
Profit for the period	–	–	–	–	168	168	58	226
At 30 June 2007	4,374	5,325	–	603	54	10,356	1,991	12,347
At 1 January 2008	4,374	5,325	183	607	1,757	12,246	2,466	14,712
Profit for the period	–	–	–	–	847	847	93	940
Disposal of equity interest in a subsidiary to minority shareholder	–	–	–	–	–	–	24	24
Changes in fair value of available-for-sale securities, net	–	–	(133)	–	–	(133)	(20)	(153)
Distributions to minority shareholders	–	–	–	–	–	–	(23)	(23)
Government contributions *(note 13(b))*	–	–	–	116	–	116	5	121
At 30 June 2008	**4,374**	**5,325**	**50**	**723**	**2,604**	**13,076**	**2,545**	**15,621**

Note: Other reserves represent statutory surplus reserve, discretionary surplus reserve and government contributions.

The notes on pages 16 to 25 form part of this interim financial report.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2008 – unaudited

(Expressed in Renminbi)

	Six months ended 30 June	
	2008	2007
	RMB million	RMB million
Net cash inflows from operating activities	**1,044**	1,601
Net cash used in investing activities	**(4,997)**	(687)
Net cash (outflows)/inflows before financing activities	**(3,953)**	914
Net cash inflows from financing activities	**5,268**	373
Increase in cash and cash equivalents	**1,315**	1,287
Cash and cash equivalents at 1 January	**3,824**	2,264
Cash and cash equivalents at 30 June	**5,139**	3,551

Cash and cash equivalents at 1 January and 30 June of both 2008 and 2007 represent cash at bank and in hand.

The notes on pages 16 to 25 form part of this interim financial report.

NOTES TO THE INTERIM FINANCIAL REPORT

for the six months ended 30 June 2008 – unaudited

(Expressed in Renminbi)

1 Basis of preparation

This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") adopted by the International Accounting Standards Board ("IASB"). It was authorised for issuance on 18 August 2008.

At 30 June 2008, the Group's current liabilities exceeded its current assets by RMB35,386 million, which includes bank and other loans repayable within one year of RMB27,920 million. In preparing the interim financial report, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements. Accordingly, the interim financial report has been prepared on a basis that the Group will be able to continue as a going concern.

The interim financial report has been prepared in accordance with substantially the same accounting policies adopted in the 2007 annual financial statements. Please refer to Note 2 for the discussion of new and revised International Financial Reporting Standards ("IFRSs") adopted by the Group in 2008. IFRSs include International Accounting Standards ("IAS") and related interpretations.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

In preparing this interim financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the 2007 annual financial statements.

The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2007 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants. KPMG's independent review report to the Board of Directors is included on page 26.

The financial information relating to the financial year ended 31 December 2007 that is included in the interim financial report as being previously reported information does not constitute the Group's annual financial statements prepared under IFRSs for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December 2007 are available at the Company's registered office. The independent auditor has expressed an unqualified opinion on those financial statements in the audit report dated 18 April 2008.

2 New and revised IFRSs

The IASB has issued a number of new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group's annual financial statements prepared under IFRSs for the year ending 31 December 2008, on the basis of IFRSs currently in issue.

The IFRSs that will be effective or are available for voluntary early adoption in the annual financial statements prepared under IFRSs for the year ending 31 December 2008 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim financial report. Therefore the policies that will be applied in the Group's financial statements for the year ending 31 December 2008 cannot be determined with certainty at the date of issuance of this interim financial report.

The adoption of these new and revised IFRSs did not result in significant changes to the Group's accounting policies applied in this interim financial report for the periods presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3 Revenue and segment reporting

The Group operates principally as a single business segment for the provision of air transportation services.

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax.

Geographic information about the Group's turnover and operating profit/(loss) are analysed as follows:

	For the six months ended 30 June			
	Domestic RMB million	Hong Kong and Macau RMB million	International RMB million	Total RMB million
2008				
Traffic revenue	**20,894**	**534**	**4,781**	**26,209**
Other operating revenue	**559**	**13**	**–**	**572**
Turnover	**21,453**	**547**	**4,781**	**26,781**
Operating (loss)/profit	**(513)**	**32**	**(687)**	**(1,168)**
2007				
Traffic revenue	19,165	571	4,350	24,086
Other operating revenue	470	–	–	470
Turnover	19,635	571	4,350	24,556
Operating profit/(loss)	592	(19)	(511)	62

4 Income tax expense

	Six months ended 30 June	
	2008	2007
	RMB million	RMB million
PRC income tax	**274**	192
Deferred tax	**(270)**	30
Income tax expense	**4**	222

In respect of the Group's overseas airline operations, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior periods.

The Corporate Income Tax Law of the PRC ("new tax law") has taken effect from 1 January 2008. As a result of the new tax law, the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from 1 January 2008.

Prior to enactment of the new tax law, the headquarters of the Company were taxed at a preferential rate of 18% and certain branches and subsidiaries were taxed at rates ranging from 15% to 33%.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 respectively.

5 Profit for the period

	Six months ended 30 June	
	2008	2007
	RMB million	RMB million
Profit for the period is arrived at after charging/(crediting):		
(a) Interest expense		
Interest on bank and other loans	**947**	1,049
Finance charges on obligations under finance leases	**356**	363
Less: borrowing costs capitalised	**(308)**	(280)
	995	1,132
(b) Other items		
Jet fuel costs	**10,383**	8,598
Depreciation		
– Owned assets	**2,089**	1,779
– Assets acquired under finance leases	**768**	756
Other amortisation	**23**	11
Operating lease charges		
– Aircraft and flight equipment	**2,002**	1,801
– Land and buildings	**178**	159
Staff costs	**3,046**	2,576
Dividend income from other investment in equity securities	**(8)**	–

6 Dividends

The Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 June 2008. No interim dividend was paid in respect of the six months ended 30 June 2007.

7 Earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2008 is based on the profit attributable to equity shareholders of the Company of RMB847 million (six months ended 30 June 2007: RMB168 million) and the weighted average number of shares in issue during the period of 4,374 million (six months ended 30 June 2007: 4,374 million).

The amount of diluted earnings per share is the same as basic earnings per share as there were no dilutive potential ordinary shares in existence during both the current and prior periods.

8 Property, plant and equipment, net

During the six months ended 30 June 2008, the Group acquired aircraft with an aggregate cost of RMB812 million (six months ended 30 June 2007: RMB3,910 million).

9 Construction in progress

The construction in progress mainly related to advance payments for the acquisition of aircraft and flight equipment and progress payments for other construction projects. During the six months ended 30 June 2008, the Group incurred capital expenditure in respect of construction in progress amounted to RMB4,666 million (six months ended 30 June 2007: RMB474 million).

10 Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	At 30 June 2008 RMB million	At 31 December 2007 RMB million
Within 1 month	**1,838**	1,803
More than 1 month but less than 3 months	**143**	144
More than 3 months but less than 12 months	**15**	18
More than 12 months	**2**	1
	1,998	1,966

11 Bank and other loans

Bank and other loans are analysed as follows:

	At 30 June 2008 RMB million	At 31 December 2007 RMB million
Non-interest bearing and unsecured	**3**	3
Interest bearing and secured	**8,418**	8,583
Interest bearing and unsecured	**29,757**	25,436
Total bank and other loans	**38,178**	34,022
Less: loans due within one year classified as current liabilities	**(27,920)**	(24,948)
	10,258	9,074

12 Trade payables

The ageing analysis of trade payables as of the balance sheet date is as follows:

	At 30 June 2008 RMB million	At 31 December 2007 RMB million
Within 1 month	**1,145**	1,180
More than 1 month but less than 3 months	**354**	347
More than 3 months but less than 6 months	**323**	317
	1,822	1,844

13 Reserves

(a) Statutory surplus reserve

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2008 (six months ended 30 June 2007: Nil).

(b) Government contributions

Pursuant to the "Notice of approval for funds to be used specifically for the reconstruction after the snowstorm disaster" issued by the Civil Aviation Administration of China, national capital funds amounting to RMB121 million were contributed by PRC Government to the Company and its two subsidiaries through China Southern Air Holding Company. Such funds are to be used specifically for the reconstruction after the snowstorm disaster occurred in January 2008 in the PRC.

14 Capital commitments

At 30 June 2008, the Group had capital commitments as follows:

	At 30 June 2008 RMB million	At 31 December 2007 RMB million
Commitments in respect of aircraft and flight equipment		
– authorised and contracted for	**83,289**	88,742
Other commitments		
– authorised and contracted for	**855**	772
– authorised but not contracted for	**2,288**	1,686
	3,143	2,458
	86,432	91,200

15 Material related party transactions

(a) Key management personnel remuneration

Key management personnel receive compensation in the form of fees, salaries, allowances, benefits in kind, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB3,839,000 for the six months ended 30 June 2008 (six months ended 30 June 2007: RMB2,188,000). Such remuneration is included in "staff costs" as disclosed in Note 5.

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff.

15 Material related party transactions (continued)

(c) Transactions with China Southern Air Holding Company and its affiliates (the "CSAHC Group") and jointly controlled entities of the Group

	Six months ended 30 June	
	2008	2007
	RMB million	RMB million
Income received from the CSAHC Group		
Charter flight and cargo income	**47**	–
Expenses paid to the CSAHC Group		
Handling charges	**21**	9
Air catering supplies	**29**	93
Commission expense	**–**	7
Sundry aviation supplies	**–**	23
Lease charges for land and buildings	**50**	50
Property management fee	**16**	13
Expenses paid to jointly controlled entities		
Ground service charges	**25**	19
Repairing charges	**649**	671
Flight simulation service charges	**75**	54
Income from jointly controlled entities		
Rental income	**18**	16

(d) Balances with the CSAHC Group, and an associate and jointly controlled entities of the Group

	At 30 June	At 31 December
	2008	2007
	RMB million	RMB million
Receivables		
The CSAHC Group	**2**	6
An associate	**2**	1
Jointly controlled entities	**96**	111
Payables		
The CSAHC Group	**134**	76
Jointly controlled entities	**111**	118

Amounts due from/to the CSAHC Group, an associate and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

15 Material related party transactions (continued)

(e) *Loans from and deposits placed with China Southern Airlines Group Finance Company Limited ("SA Finance") (a PRC authorised financial institution controlled by CSAHC and an associate of the Group)*

At 30 June 2008, loans from SA Finance amounted to RMB547 million (31 December 2007: RMB329 million). The loans are unsecured and repayable within one year. Interest expense paid on such loans amounted to RMB10 million (six months ended 30 June 2007: RMB7 million) and the interest rates ranged from 3.60% to 7.47% during the period (six months ended 30 June 2007: 5.10% to 5.27%). The loans are guaranteed by CSAHC (included in the amount as disclosed in Note (f) below).

At 30 June 2008, the Group's deposits with SA Finance amounted to RMB760 million (31 December 2007: RMB906 million). The applicable interest rates were determined in accordance with the rates published by the People's Bank of China. Interest income received on such deposits amounted to RMB6 million (six months ended 30 June 2007: RMB3 million).

(f) *Guarantees from CSAHC and SA Finance*

Certain bank loans were guaranteed by the following parties:

	At 30 June 2008 RMB million	At 31 December 2007 RMB million
CSAHC	**1,044**	1,176
SA Finance	**2**	3

(g) *Transactions with other state-controlled entities*

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those disclosed in this interim financial report, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Social welfare and ancillary services; and
- Financial services arrangement.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

15 Material related party transactions (continued)

(g) Transactions with other state-controlled entities (continued)

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	Six months ended 30 June	
	2008	2007
	RMB million	RMB million
Jet fuel cost	**9,283**	6,934
Interest income	**34**	10
Interest expense	**815**	921

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	At 30 June	At 31 December
	2008	2007
	RMB million	RMB million
Cash and deposits at bank	**2,625**	2,624
Short-term bank loans and current portion of long-term bank loans	**24,506**	23,004
Long-term bank loans, less current portion	**6,724**	6,772

(iii) Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	At 30 June	At 31 December
	2008	2007
	RMB million	RMB million
Guarantees on certain bank loans of the Group	**646**	703

16 Contingent liabilities

(a) A writ of summons was issued on 30 May 2007 by the High People's Court of Guangdong Province relating to a claim that certain sales agents in Taiwan (the "plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "cooperative agreement"). The plaintiffs have made a claim against the Company for a total sum of approximately HKD107 million and an unspecified compensation for early termination of the cooperative agreement.

On 7 May 2008, the court rejected the claims made by the plaintiffs, and the plaintiffs were ordered to bear all litigation expenses in respect of the first trial. The plaintiffs have submitted an appeal to the Supreme People's Court of the PRC. The directors consider that the claim is without merit and has no material adverse effect on the financial position of the Group, and accordingly no provision in respect of the claims has been made.

(b) The Company has agreed to provide bank guarantees for its pilot trainees amounting to RMB91 million for financing their flight training expenses. As at 30 June 2008, an aggregate of personal bank loans of RMB2 million, under these guarantees, were drawn down from the banks.

17 Post balance sheet event

On 25 June 2008, a bonus share issue (the "Bonus Share Issue") of 2,187,089,000 shares by the conversion of share premium to share capital was approved in the Annual General Meeting and the respective Class Meetings of shareholders of A and H shares. The Bonus Share Issue was further approved by Ministry of Commerce of the PRC on 14 August 2008 and will take effect when other relevant legal and administrative procedures have been completed.

18 Comparative figures

Certain items in the comparative figures have been reclassified to conform with the current period's presentation to facilitate comparison.

KPMG

REVIEW REPORT TO THE BOARD OF DIRECTORS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Incorporated in The People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on pages 11 to 25 which comprises the consolidated balance sheet of China Southern Airlines Company Limited as of 30 June 2008 and the related consolidated income statement, consolidated statement of changes in equity and condensed consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim financial reporting" adopted by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
The People's Republic of China

18 August 2008

SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

RECONCILIATION STATEMENTS OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS

(1) The effect of the differences between PRC Accounting Standards for Business Enterprises (2006) ("PRC GAAP") and IFRSs on net profit attributable to equity holders of the Company is analysed as follows:

		Six months ended 30 June	
		2008	2007
	Note	**RMB million**	RMB million
Amounts under PRC GAAP		**838**	179
Adjustments:			
Losses on staff housing allocations	*(a)*	**(13)**	(12)
Revaluation of land use rights	*(b)*	**2**	1
Adjustments arising from business combinations under common control	*(c)*	**(4)**	–
Capitalisation of exchange difference of specific loans	*(d)*	**37**	–
Government grants	*(e)*	**1**	–
Effect of the above adjustments on taxation		**(10)**	–
Effect of minority interests of the above adjustments		**(4)**	–
Total		**9**	(11)
Amounts under IFRSs		**847**	168

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity holders of the Company is analysed as follows:

	Note	30 June 2008 RMB million	31 December 2007 RMB million
Amounts under PRC GAAP		**13,053**	12,232
Adjustments:			
Losses on staff housing allocations	*(a)*	**105**	118
Revaluation of land use rights	*(b)*	**(148)**	(150)
Adjustments arising from business combinations under common control	*(c)*	**11**	15
Capitalisation of exchange difference of specific loans	*(d)*	**94**	57
Government grants	*(e)*	**(41)**	(42)
Effect of the above adjustments on taxation		**13**	23
Effect of minority interests of the above adjustments		**(11)**	(7)
Total		**23**	14
Amounts under IFRSs		**13,076**	12,246

Notes:

(a) In accordance with PRC accounting rules and regulations, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the income statement in the obligatory periods stipulated by the relevant contracts.

(b) In accordance with the PRC accounting rules and regulations, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from 1 January 2002. Accordingly, the unamortised surplus on revaluation of the land use rights was reversed against shareholders' equity.

(c) In accordance with the PRC accounting rules and regulations, the carrying amounts of the assets and liabilities in the books of the subsidiaries acquired through business combination under common control were used for consolidation. Under IFRSs, the acquired assets and liabilities are recorded at the fair value of the cash paid, non-cash assets transferred and liabilities assumed at the date of acquisition.

(d) In accordance with the PRC accounting rules and regulations, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(e) In accordance with the PRC accounting rules and regulations, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are offset against the cost of assets when utilised.

The interim financial report prepared under IFRSs was reviewed by KPMG, a firm of certified public accountants in Hong Kong. The financial information under PRC GAAP was derived from the unaudited financial statements prepared under PRC GAAP.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

BONUS SHARE ISSUE BY WAY OF CONVERSION OF CAPITAL RESERVE

Reference is made to announcements ("Announcements") and circular ("Circular") of China Southern Airlines Company Limited (the "Company") on 18 April 2008, 9 May 2008 and 18 August 2008. Terms used herein shall have the same meanings as those defined in the Announcement and the Circular.

The Shareholders have approved the Bonus Shares Issue at the 2007 AGM and the Class Meetings on 25 June 2008. The Ministry of Commerce has also approved the Bonus Shares Issue on 14 August 2008. The Bonus Shares Issue will be made by conversion of capital reserve on the basis of 5 New Shares, credited as fully paid, for every 10 existing Shares held by the Shareholders whose names appear respectively on the register of members of H Shares and register of members of A Shares on the respective record dates of H Shares and A Shares.

EXPECTED TIMETABLE

The following is the expected timetable for the Bonus Shares Issue for the holders of H Shares, including the Record Date and the ex-entitlement date:

	2008
Last day of dealings in the H Shares cum-entitlements to the New H Shares	Wednesday, 3 September
First day of dealings in the H Shares ex-entitlements to the New H Shares	Thursday, 4 September
Latest time for lodging transfers for entitlements to the New H Shares	4:30 p.m., Friday, 5 September
Closure of register of members of H Shares to determine the entitlements to the New H Shares	Monday, 8 September to Wednesday, 10 September (both dates inclusive)
H Share Record Date	4:30 p.m., Wednesday, 10 September
Date of despatch of the New H Shares certificates	Tuesday, 16 September
First day of dealing of the New H Shares	Thursday, 18 September

OVERSEAS SHAREHOLDERS

As at the date of this announcement, pursuant to the latest list of Overseas Shareholders of the Company, there are 3 Overseas Shareholders holding a total of 24,000 H Shares which have registered addresses located in PRC and United Kingdom. Pursuant to Rule 13.36(2)(a) of the Listing Rules, the Directors have made enquiries regarding the legal restrictions under the laws of the relevant places and the requirements of the relevant regulatory bodies or stock exchanges relevant to such Overseas Shareholders.

Based on the results of the enquiries made with the qualified lawyers practising in these jurisdictions, it would be lawful for the Company to issue the New H Shares to those Overseas Shareholders with registered address in PRC and UK. Accordingly, such holders of H Shares whose registered address is in PRC and UK are eligible in the participation in the Bonus Shares Issue.

LISTING AND DEALING

The H Shares are listed on the Hong Kong Stock Exchange whereas the A Shares are listed on the Shanghai Stock Exchange. Application will be made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the New H Shares. Subject to the satisfaction of the conditions as set out in the Circular (including but not limited to the granting of the aforesaid approval by the Hong Kong Stock Exchange), the New H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS. All necessary arrangements will be made for the New H Shares to be admitted into CCASS. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. The New A Shares to be allotted and issued to the Shareholders pursuant to the Bonus Shares Issue will be listed on the Shanghai Stock Exchange.

It is expected that the shares certificates for the New H Shares will be despatched by ordinary post, on or before, Tuesday, 16 September 2008, to the holders of H Shares who are entitled thereto at their own risk. In case of joint shareholding, the certificates of the New H Shares will posted to the first named person on the register of members of H Shares in respect of such joint shareholding. Subject to the granting of the approval for the listings of, and permission to deal in, the New H Shares, dealings in the New H Shares on the Stock Exchange are expected to commence on Thursday, 18 September 2008.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
25 August 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.